Exhibit 99.3

Contact:
Bruce J. Haber
(914) 235-5550, x. 12
bhaber@primedical.net

FOR IMMEDIATE RELEASE

Emergent Group Inc. Approved for Listing
On NYSE Alternext US Exchange

Anticipates Trading Week of November 10 under New Symbol ‘LZR’

SUN VALLEY, CA, November 6, 2008 – Emergent Group Inc. (OTC BB:EMGP.OB), a leading provider of mobile medical lasers and surgical equipment, today announced that it has been approved for listing on the NYSE Alternext US, formerly the American Stock Exchange.

The company anticipates trading on the NYSE Alternext US to commence the week of November 10 under the ticker symbol “LZR”.

“Our presence on NYSE Alternext US will recognize Emergent Group’s increasingly important role in the provision of mobile medical laser and surgical equipment through our PRI Medical Technologies subsidiary,” said Chairman and CEO Bruce J. Haber.  “We believe this new listing will give investors a greater opportunity to understand our potential for future growth in this exciting healthcare sector.”

Haber noted that Emergent is focused on the following growth strategies:

▪	Expanding per-procedure rentals of existing medical equipment and sales of accompanying disposable items in markets that now cover 16 states.
▪	Capitalizing on a growing number of medical procedures and increasing limits on physician ownership of equipment.
▪	Identifying and offering new, cost-effective medical technologies to hospitals and physician groups with the aid of company-trained technicians.
▪	Pursuing acquisitions that expand Emergent’s sales and geographic footprint.

Emergent Group should also benefit, Haber said, as hospitals shift their focus to equipment rental opportunities and limit capital expenditures in a difficult economic environment.

 Approval of Emergent Group’s new listing on the NYSE Alternext US is contingent upon the company being in compliance with all applicable listing standards on the date it begins trading, and may be rescinded if the company is not in compliance with such standards.

About Emergent Group Inc.
Emergent Group Inc., through its wholly owned subsidiary, PRI Medical Technologies, Inc. (“PRI Medical”), provides mobile medical laser and surgical equipment in 16 states on a per-procedure basis to hospitals, outpatient surgery centers and physicians’ offices.  Surgical equipment is provided to customers along with technical support personnel to ensure that such equipment is operating correctly.  PRI Medical currently offers its services in five states in the western United States and 11 states along the eastern seaboard.  For product and other information, visit PRI Medical’s website, http://www.primedical.net.

Forward-Looking Statements
Statements in this news release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934.  Such statements may involve various risks and uncertainties, some of which may be discussed in the Company’s most recent report on Form 10KSB and subsequently filed SEC reports.  There is no assurance any forward-looking statements will prove accurate, as actual results and future events could differ materially from those presently anticipated.

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